NAME OF REGISTRANT
Franklin Real Estate Securities Trust
File No. 811-08034

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin Real Estate Securities Fund


MINUTES OF THE SPECIAL JOINT MEETING OF SHAREHOLDERS

May 12, 2009

1: To approve the change in the Real Estate Fund's classification.


             Require Voting Level    Current Voting Level  of O/S   Of Voted
For:            8,069,562.469           8,351,590.514      35.267%   69.342%
Against:                                  801,876.753       3.386%    6.658%
Abstain:                                2,890,655.821      12.207%   24.001%
Total Voted:   11,840,561.979          12,044,123.088      50.860%  100.000%